

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2013

Via E-mail
Yisrael Meir Fromer
President and Director
Lollipop Corporation
c/o Delaware Intercorp, Inc.
113 Barksdale Professional Center
Newark, DE 19711

> **Re: Lollipop Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 4, 2013**
> **File No. 333-186069**

Dear Mr. Fromer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page

2.   We note that you may extend the offering period for an additional 90 days. Please clarify how you intend to alert investors in the event you extend the offering period, for example by filing a post-effective amendment.

Summary Information, page 5

3.   With respect to your use of proceeds disclosure in this section, revise to account for the entire $100,000 you plan to raise through this offering. In that regard, it appears that you have only accounted for $80,000 in proceeds, not including $11,500 in offering expenses. See Item 504 of Regulation S-K.

4.   We note that your disclosure here regarding offering expenses does not appear consistent with your disclosure at page 22. Please revise accordingly.

Risk Factors, page 7

5.   We note your risk factor titled "This offering is aiming to raise $100,000 with which we believe is the ideal amount to start our operation…" Please provide discussion of the risks you face if you do not raise the full $100,000 contemplated in this offering, including what would happen if you fail to raise at least 50% of this offering. In this regard, we note the discussion in the capital resources and liquidity section on page 24.

Use of Proceeds, page 14

6.   We note your reference to the Plan of Operations on page 22. Please also include disclosure of your intended use of proceeds in the event you are able to sell only 25% of the shares being offered.

Plan of Distribution, page 15

7.   Please delete the reference to a "resale" in the first paragraph of this section.

8.   We note your statement that, "Prior to being quoted on the OTCBB, the company may sell its shares in private transactions to individuals." The filing of a registration statement could serve as a general solicitation or general advertising for a concurrent private offering. As such, if you are relying on Section 4(2), please disclose the steps you will take to ensure that investors in any concurrent private placement will not be solicited by this registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption. Refer to Release No. 33-8828 (Aug. 3, 2007) for guidance.

9.   We note your statement that sales must be made at the fixed price of $0.25 "until a market develops for the stock." As you are not S-3 eligible, you may not conduct an at-the-market primary offering pursuant to this registration statement. Please revise accordingly.

Description of Business, page 17

10.   We note your two hyperlinks to www.grabstats.com. However, it is not clear how these websites support your statements or are relevant to your business plan. For example, these websites refer to data from 2007 on organic food in the United States. Your purported business plan seeks to sell nutritional supplements outside the United States. Please explain what this data is, how it was collected, and how it supports your statements regarding the market for sports nutritional supplements. Revise your disclosure accordingly.

11.   At page 18, you state that you plan to hire a "freelance athlete" to promote your products. Please clarify what you mean by a freelance athlete, and explain the approximate amount you intend to pay this individual for their services, including the source of such funds. In that regard, your plan of operations at page 22 does not appear to include funds for this purpose.

Distribution to Stores, page 18

12.   With respect to your statements regarding your plans to establish direct sales channels with Eden Teva Markets and the other chain stores you identify by name, clearly disclose the status of your current relationships with such established businesses. In that regard, it does not appear that you have any contracts or agreements in place. Disclose the status of any negotiations or other preliminary discussions.

Market Analysis, page 18

13.   Please provide us on a supplemental basis with the research reports you refer to regarding the state of the sports nutrition industry. Clarify the specific market that these reports are considering and analyzing.

Financial Statements

Notes to the Financial Statements

Note 3 – Stockholder's Equity, F-8

14.   We note you disclose the issuance of 875,000 shares of common stock to your officers and directors on December 7, 2011. This disclosure does not appear to be consistent with the disclosure provided on pages 31 and 32 of your filing regarding the same issuance of shares of your common stock. Please revise your disclosures to eliminate these apparent inconsistencies.

Management Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources and Liquidity, page 24

15.   We note your disclosure per page 25 of your filing stating: "The Company's current debts are to its attorney, auditor and printer." However, it does not appear that corresponding amounts are presented on the face of your financial statements. Please revise your financial statements to reflect these liabilities or tell us why you do not believe they should be included.

16.   We note your statement that you do not anticipate researching any further products or services "other than those described on this prospectus." Please revise in each appropriate place in your prospectus to indicate which specific products you are referring to. In certain places you refer to a sports nutrition lollipop, but in other places you refer simply to "products." In this regard, we note references in several places in the document to energy bars. Please provide further disclosure with respect to your intentions, if any, to market energy bars.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Svitlana Sweat, Staff Accountant, at (202) 551-3326 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas, Staff Attorney, at (202) 551-5798, or in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief